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 Information Memorandumfor an application for admission to the official list of ASX LimitedPiedmont Lithium Inc.

 Information Memorandum    1  Purpose of this Information Memorandum    This Information Memorandum is dated 23 April 2021 and has been prepared by Piedmont Lithium Inc., a corporation incorporated in Delaware with file number 4314324 (Piedmont US) in connection with its application for:(a) admission to the official list of ASX Limited (ABN 98 008 642 691) (ASX); and  (b)  official quotation of CHESS Depository Interests in respect of its shares on the ASX (CDIs).  The CDIs are to be issued in connection with the proposed scheme of arrangement between Piedmont Lithium Limited (ASX: PLL) (Company) and its members under Part 5.1 of the Corporations Act 2001 (Cth) (Corporations Act) (Scheme).This document is not a prospectus or disclosure document complying with the Corporations Act and will not be lodged with the Australian Securities & Investment Commission (ASIC) under the Corporations Act.This Information Memorandum does not constitute or contain any offer for sale or issue of Piedmont US securities or any invitation to subscribe for or purchase any Piedmont US securities.Neither ASIC or ASX nor any of their officers take any responsibility for the contents of this Information Memorandum.  2  Incorporation of documents by reference    Capitalised and defined terms in the scheme booklet issued by the Company dated 3 March 2021 (Scheme Booklet) or the supplementary scheme booklet issue by the Company dated 1 April 2021 (Supplementary Scheme Booklet) have the corresponding meaning when used in this Information Memorandum unless stated otherwise. However, any capitalised or defined term in this Information Memorandum prevails to the extent there is any conflict or inconsistency with those in the Scheme Booklet and the Supplementary Scheme Booklet.This Information Memorandum should be read in conjunction with the Scheme Booklet and Supplementary Scheme Booklet issued by the Company in respect of the Scheme.The Scheme Booklet and Supplementary Scheme Booklet are incorporated into this Information Memorandum by reference.To request a copy of the Scheme Booklet or Supplementary Scheme Booklet, contact the Company Secretary on (08) 9322 6322 (within Australia) or +61 8 9322 6322 (outside Australia) Monday to Friday between 9:00am and 5:00pm (AWST). A copy of the Scheme Booklet and Supplementary Scheme Booklet can also be viewed on the ASX website: www2.asx.com.au referenced under the Company (ASX code: PLL).  3  ASX Listing    On 9 December 2020, the Company announced that it is proposing to re-domicile the Piedmont Group in the United States by way of a scheme of arrangement pursuant to Part 5.1 of the Corporations Act.This Information Memorandum has been issued by Piedmont US in order to satisfy certain content and admission requirements prescribed in Chapter 1 of the ASX Listing Rules (Listing Rules) and to comply with various conditions imposed on Piedmont US by certain waivers of the Listing Rules granted by ASX to Piedmont US on an "in-principle" basis to facilitate Piedmont US's proposed listing on ASX. Refer to paragraph 11 for further information.

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Piedmont US believes that this Information Memorandum contains all the information which would have been required under section 710 of the Corporations Act if the Information Memorandum were a prospectus in respect of an offering by Piedmont US of the same number of Piedmont US securities as will be issued pursuant to the Scheme and for which quotation on ASX will be sought.

An application was made to ASX on 3 March 2021 for Piedmont US to be admitted to the official list of ASX and for Piedmont US securities to be granted official quotation on the securities exchange operated by ASX.

The fact that ASX may admit Piedmont US to the official list of ASX is not to be taken in any way as an indication of the merits of Piedmont US.

4 Scheme Consideration

The Scheme Consideration to be received by Scheme Participants will comprise the following:

- Scheme Participants who hold Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holders) will receive one Piedmont US CDI for every Scheme Share held by that Scheme Participant on the Record Date;
- the ADS Depositary (who holds Piedmont Shares for the benefit of the ADS Holders) will receive one Piedmont US Share for every 100 Scheme Shares held on the Record Date; and
- ADS Holders will receive one Piedmont US Share for each Piedmont ADS held on the Record Date.

The terms of the Scheme provide that where the calculation of the number of Piedmont US Shares or Piedmont US CDIs to be issued to a particular Scheme Participant as Scheme Consideration would result in the issue of a fraction of a Piedmont US Share, the fractional entitlement will be rounded up to the nearest whole number of Piedmont US Shares (i.e. a multiple of 100 Piedmont US CDIs).

Detailed below are examples of the Scheme Consideration that certain Scheme Participants will receive under the Scheme, based on the number of Scheme Shares held on the Record Date:

Holding of Scheme Shares on the Record Date	**Scheme Consideration**	**Comments**
50 Piedmont Shares	100 Piedmont US CDIs (equivalent to 1 Piedmont US Share)	Scheme participant is rounded up from their entitlement of 50 Piedmont US CDIs to 100 Piedmont US CDIs
101 Piedmont Shares	200 Piedmont US CDIs (equivalent to 2 Piedmont US Shares)	Scheme participant is rounded up from their entitlement of 101 Piedmont US CDIs to 200 Piedmont US CDIs

Refer to page 160 (clause 4.3(b) of the Scheme Implementation Deed) and page 183 (clause 6.2 of the Scheme) of the Scheme Booklet for further information.

5 Disclosure of interests

5.1 Directors

Other than as set out in the Scheme Booklet and Supplementary Scheme Booklet, no director or proposed director of Piedmont US or any entity in which any such director or proposed director is a member or partner has at the date of this Information Memorandum, or within two

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years before the date of this Information Memorandum had, any interests in the promotion of Piedmont US or in any property acquired or proposed to be acquired by Piedmont US and no amounts, whether in cash or securities or otherwise, have been paid or agreed to be paid by any person to any director or proposed director or to any entity in which the director or proposed director is a member or partner, either to induce them to become, or to qualify them as, a director, or otherwise for services rendered by them or by the entity in connection with the promotion or formation of Piedmont US.

5.2 Experts

Other than as set out in the Scheme Booklet and Supplementary Scheme Booklet, no expert named in the Scheme Booklet and Supplementary Scheme Booklet or entity in which any such expert is a member or partner has any interest in the promotion of Piedmont US or in any property acquired or proposed to be acquired by Piedmont US and no amounts, whether in cash or securities or otherwise, have been paid or agreed to be paid by any person to any such expert or to any entity in which any such expert is a member or partner for services rendered by him or her or the entity in connection with the promotion or formation of Piedmont US.

6 Statement from Directors

Each director of Piedmont US believes that Piedmont US has enough working capital to carry out its stated objectives.

7 Accounting and Auditing Standards

The US Generally Accepted Accounting Principles (**US GAAP**) is the accounting standard adopted by the US Securities and Exchange Commission. Piedmont US confirms that:

(a) it will apply US GAAP accounting standards to the preparation of its financial statements post listing; and

(b) its auditor will apply US GAAP auditing standards to the audit of its financial statements post listing.

8 Corporate Governance

(a) For so long as Piedmont US is admitted to the official list of ASX and is included in the S&P / ASX300 Index, Piedmont US will comply with the recommendations set by the ASX Corporate Governance Council in relation to the composition and operation of the audit committee.

(b) For so long as Piedmont US is admitted to the official list of ASX and is included in the S&P / ASX300 Index, Piedmont US will have a remuneration committee comprised solely of non-executive directors.

(c) A copy of Piedmont US's corporate governance statement on its compliance with the ASX Corporate Governance Council's Principles and Recommendations is contained in **Annexure B.**

9 Performance Rights

(a) As at the date of this Information Memorandum, the Company has granted a total of 6,000,000 performance rights to key management personnel of the Company (**Key Management Personnel**) or their nominees as detailed below:

  (i) 1,500,000 performance rights to Mr. Keith Phillips;

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(ii) 1,000,000 performance rights to Mr. Austin Devaney;

(iii) 1,500,000 performance rights to Mr. Lamont Leatherman;

(iv) 1,500,000 performance rights to Mr. Patrick Brindle; and

(v) 500,000 performance rights to Mr. Gregory Swan.

(b) On implementation of the Scheme, the performance rights above will be cancelled in consideration for Piedmont US issuing Piedmont US performance rights to Key Management Personnel or their nominees as detailed below:

(i) 15,000 Piedmont US performance rights to Mr. Keith Phillips;

(ii) 10,000 Piedmont US performance rights to Mr. Austin Devaney;

(iii) 15,000 Piedmont US performance rights to Mr. Lamont Leatherman;

(iv) 15,000 Piedmont US performance rights to Mr. Patrick Brindle; and

(v) 5,000 Piedmont US performance rights to Mr. Gregory Swan.

(together, the **KMP Performance Rights**)

(c) A copy of the principal terms of the KMP Performance Rights is contained in Annexure C.

(d) The Company considers that the grant of these KMP Performance Rights is a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of the Key Management Personnel and is consistent with the strategic goals and targets of the Company.

(e) The Key Management Personnel play an important role in meeting the performance milestones of the Company and provide the Company with the relevant expertise to enable the Company to meet its strategic goals and targets.

(f) The existing remuneration packages for the Key Management Personnel is detailed below:

(i) Mr. Keith Phillips, Managing Director, President and CEO

Pursuant to his employment agreement, Mr. Phillips receives a salary of US$250,000 per annum and is eligible for a discretionary bonus of up to US$100,000. Mr. Phillips is eligible to participate in the Employee Incentive Plan. Mr. Phillip's employment may be terminated by either party immediately for any reason by the giving of written notice. No amount is payable by Piedmont to Mr. Phillips in the event of termination by Piedmont for cause. In the event of termination by Piedmont without cause, Mr. Phillips is entitled to receive a payment equal to 6 months' salary and continuing benefits for a period of 6 months.

(ii) Mr. Austin Devaney, Vice President – Sales & Marketing

Pursuant to his employment agreement, Mr. Devaney receives a salary of US$200,000 per annum and is eligible for a discretionary bonus of up to US$50,000 per annum. Mr. Devaney is eligible to participate in the Employee Incentive Plan. Mr. Devaney's employment may be terminated by either party for any reason by the giving of 60 days' written notice. The Piedmont Group may terminate the employment agreement immediately for cause.

(iii) Mr. Lamont Leatherman, Vice President – Chief Geologist

Pursuant to his consulting agreement, Mr. Leatherman receives fees of US$210,00 per annum and is eligible for a discretionary bonus of up to

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US$50,000 per annum. Mr. Leatherman is eligible to participate in the Employee Incentive Plan. Mr. Leatherman's consultancy may be terminated by either party for any reason by the giving of 60 days' written notice. The Piedmont Group may terminate the consulting agreement immediately for cause.

(iv) Mr. Patrick Brindle, Vice President – Project Management

Pursuant to his employment agreement, Mr. Brindle receives a salary of US$210,000 per annum and is eligible for a discretionary bonus of up to US$50,000 per annum. Mr. Brindle is eligible to participate in the Employee Incentive Plan. Mr. Brindle's employment may be terminated by either party immediately for any reason by the giving of written notice. No amount is payable by Piedmont to Mr. Brindle in the event of termination by Piedmont for cause.

(v) Mr. Gregory (Greg) Swan, Company Secretary

Mr. Swan provides services as the company secretary through a services agreement with Apollo Group Pty Ltd. Effective 1 November 2020, Apollo is paid a monthly retainer of A$20,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Piedmont Group. Mr. Swan is eligible to participate in the Employee Incentive Plan.

(g) The Key Management Personnel also hold the following securities in the Company in addition to the KMP Performance Rights:

Name	Shares	ADS[1]	Options
Mr. Keith Phillips[2]	5,779,570	20,000	12,000,000
Mr. Austin Devaney[3]	-	-	3,000,000
Mr. Lamont Leatherman[4]	958,168	-	6,000,000
Mr. Patrick Brindle[5]	54,709	7,000	6,000,000
Mr. Gregory Swan[6]	200,000	-	-

Notes:

1. Each ADS represents 100 Shares.
2.Mr. Phillips acquired his Shares through the exercise of Options in FY2021 pursuant to the cashless exercise facility. Mr. Phillips acquired his ADSs through on-market purchases. Mr. Phillips was granted his Options in FY2018 and FY2020 for nil consideration as part of his remuneration arrangements with the Company.
3.Mr. Devaney was granted his Options in FY2021 for nil consideration as part of his remuneration arrangements with the Company.
4. Mr. Leatherman acquired his Shares in FY2021 through the exercise of Options pursuant to the cashless exercise facility. Mr. Leatherman was granted his Options FY2020 for nil consideration as part of his remuneration arrangements with the Company.
5.Mr. Brindle acquired his Shares in FY2021 through the exercise of Options pursuant to the cashless exercise facility. Mr. Brindle was granted his Options FY2020 for nil consideration as part of his remuneration arrangements with the Company.
6.Mr. Swan acquired his Shares in FY2021 through the exercise of Options pursuant to the cashless exercise facility.

(h) The KMP Performance Rights are appropriate to further incentivise the Key Management Personnel as it enables the Company to:

(i) recruit, incentivise and retain the Key Management Personnel who are needed to achieve the Company's business objectives;

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 Page 6    (ii)  link the reward of the Key Management Personnel with the achievement of strategic goals and the long-term performance of the Company;  (iii)  align the financial interests of the Key Management Personnel with those of Shareholders; and  (iv)  provide incentives to the Key Management Personnel to focus on superior performance that creates Shareholder value.  (i) The number of KMP Performance Rights granted to each Key Management Personnel was determined by the Company, taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company's current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors. Based on these considerations, the Company has determined that the number of KMP Performance Rights granted to each Key Management Personnel is appropriate and equitable.  10  Consents    Each of the parties named in this section as consenting parties:  Information Memorandum  Legal/74637768_21  (a)  has given and has not, before the date of this Information Memorandum, withdrawn its consent to be named in this Information Memorandum in the form and context in which it is named;  (b)  has given and has not, before the date of this Information Memorandum, withdrawn its consent to the inclusion of its respective statements and reports (where applicable) noted next to its name below, and the references to those statements and reports in the form and context in which they are included in this Information Memorandum;  (c)  does not make, or purport to make, any statement in this Information Memorandum other than those statements referred to below in respect of that person's name (and as consented to by that person);  (d)  has not caused or authorised the issue of this Information Memorandum; and  (e)  to the extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Information Memorandum.  Consenting Party  Role  Relevant statement or report  BDO Corporate Finance  Independent Expert  Independent Expert's Report  Thomson Geer  Legal adviser to the Company as to Australian law  N/A  Gibson, Dunn & Crutcher  Legal adviser to the Company as to US Federal securities law  N/A  Rimon Law  Legal adviser to the Company as to US law  N/A  Computershare Investor Services Pty Limited  Company’s share registry  N/A  Ernst & Young  Australian tax adviser to the Company  N/A

 Page 7    11  ASX Waivers    Piedmont US has applied for, and obtained, waivers and confirmations from ASX on an "in- principle" basis from certain obligations under the Listing Rules and documents to be submitted to ASX in connection with its proposed listing on ASX.A summary of these in-principle waivers and confirmations (and any conditions attaching to them) is set out in Annexure A.  12  Authorisation    Each director and proposed director of Piedmont US has given (and has not withdrawn) their consent to the lodgement of this Information Memorandum with ASX.  Information Memorandum  Legal/74637768_21  Signed by each director and proposed director of Piedmont US:  Keith Phillips Director Dated  Jorge Beristain Proposed Director Dated  Jeffrey Armstrong DirectorDated  Todd Hannigan Proposed Director Dated  Anastasios (Taso) Arima Proposed Director Dated  Levi Mochkin Proposed Director Dated

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Annexure A

ASX In-Principle Waivers and Confirmations

Listing Rule	Waiver or confirmation sought
Listing Rule 1.1, Condition 3	Confirmation that Piedmont US can use an information memorandum for the purposes of admission to ASX, on the condition that the information memorandum incorporates the Scheme Booklet for the scheme of arrangement between PLL and its shareholders.
Listing Rule 1.1, Condition 6 Listing Rule 2.4	Waiver to the extent necessary to permit Piedmont US to apply for quotation only of those fully paid common shares issued into the Australian market (to be settled on ASX in the form of Chess Depositary Interests ('CDIs')), subject to the following conditions: (a) Piedmont US applies for quotation of fully paid ordinary shares issued into the Australian market on a monthly basis, and Piedmont US provides to the market in a form acceptable to ASX a monthly update of the net changes in the number of Shares over which CDIs are issued; and (b) Piedmont US releases details of this waiver as pre-quotation disclosure.
Listing Rule 1.1, Condition 8	Waiver to the extent necessary to permit Piedmont US to be admitted to the official list of ASX without satisfying the spread requirements of that rule, on the condition that PLL was in compliance with Listing Rule 12.4 at the time it ceased to trade on ASX.
Listing Rule 1.1, Condition 9	Waiver to the extent necessary to permit Piedmont US to be admitted to the official list of ASX without complying with either Listing Rule 1.2 or 1.3, on the condition that PLL is in compliance with Listing Rules 12.1 and 12.2 at the time it ceases to trade on ASX.
Listing Rule 1.1, Condition 12	Waiver to the extent necessary to permit Piedmont US to have 6,000,000 performance rights on issue with an exercise price of less than $0.20.
Listing Rule 1.4.1	Waiver to the extent necessary to permit the Information Memorandum not to state that it contains all the information required under section 710 of the Corporations Act, subject to the following conditions: (a) the Information Memorandum incorporates the Scheme Booklet; (b) Piedmont US releases all of the documents incorporated into the Scheme Booklet by reference to the market as pre-quotation disclosure; and (c) PLL provides a statement to the market that it is in compliance with Listing Rule 3.1 at the time that PLL ceased trading on ASX.
Listing Rule 1.4.7	Waiver to the extent necessary to permit the Information Memorandum not to include a statement that Piedmont US has not raised any capital for the three months before the

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	date of issue of the Information Memorandum and will not need to raise capital in the three months after the date of issue of the Information Memorandum.
Listing Rule 1.4.8	Waiver to the extent necessary to permit the Information Memorandum not to include a statement that a supplementary information memorandum will be issued if, following the issue of the Information Memorandum and the date Piedmont US securities are quoted on ASX, Piedmont US becomes aware of any of the matters referred to in that rule, on the condition that PLL undertakes to release such information over the ASX Market Announcements platform. This undertaking is to be given and executed in the form of a deed no later than the date the Information Memorandum is released.
Listing Rule 2.1, Condition 2	Waiver to permit Piedmont US's CDIs to have an issue price at the time of admission to the official list of ASX to be less than $0.20.
Listing Rule 4.2A and 4.2B	Waiver to the extent necessary to permit Piedmont US to not be required to lodge an Appendix 4D – Half Year Report, subject to the following conditions: (a) Piedmont US instead lodges with ASX the Form 10-Q it is required to lodge with the United States Securities and Exchange Commission ('SEC') in accordance with its obligations under the relevant US laws and in accordance with the SEC timetable (being within 45 days of the end of each of the first two quarters of each financial year); (b) Piedmont US also provides ASX a copy of the audit review report when it lodges its Form 10-Q for the second quarter of the financial year; and (c) Piedmont US also lodges with ASX a cover sheet under the heading "Results for announcement to the Market" which contains the information required by paragraph 2 of Appendix 4D at the same time that Piedmont US lodges the Form 10-Q with the SEC and ASX.
Listing Rule 4.7B	Waiver to the extent necessary to permit Piedmont US to prepare its quarterly cash flow reports under the rules and regulations of SEC (rather than as an Appendix 4C) and file them with ASX in accordance with the following: (a) as a Form 10-Q in relation to the first, second and third quarter of each financial year of Piedmont US, within 45 days of the end of the relevant quarter; and (b) in lieu of the fourth quarter of each financial year of Piedmont US, Piedmont US lodges an annual report as a Form 10-K, in accordance with the following depending on Piedmont US's classification: (i) within 60 days (in the case of a Large Accelerated Filer); (ii) within 75 days (in the case of an Accelerated Filer); or

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 Page 10      (iii) within 90 days (in the case of a Non- Accelerated Filer),of the end of the fiscal year.  Listing Rule 6.10.3  Waiver to the extent necessary to permit Piedmont US to comply with the laws of Delaware on security holders' rights to vote.  Listing Rule 6.23.2  Waiver to the extent necessary to permit PLL to cancel for consideration, and without shareholder approval, 43,500,000 options ('Options') and 6,000,000 performance rights ('Performance Rights'), on the following conditions:confirmation that PLL's security holders have approved, by the requisite majority, the scheme of arrangement;a court of competent jurisdiction makes an order approving the scheme of arrangement and such orders are lodged with ASIC such that the scheme becomes effective; andfull details of the cancellation of the options and performance rights and the consideration payable for their cancellation is set out to ASX's satisfaction in the Scheme Booklet.  Listing Rule 7.1  Waiver to the extent necessary to permit Piedmont US to issue securities without securityholder approval, subject to the following conditions:Piedmont US remains subject to, and complies with, the NASDAQ Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities;Piedmont US certifies to ASX on an annual basis that it remains subject to, and continues to comply with, the requirements of the NASDAQ Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities; andif Piedmont US becomes aware of any change to the application of the NASDAQ Stock Market Rules and the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities, or that Piedmont US is no longer in compliance with the requirements of NASDAQ or the relevant US Federal and State securities laws for Delaware incorporated companies with respect to the issue of new securities, it must immediately advise ASX.  Information Memorandum  Legal/74637768_21

 Page 11    Listing Rule 7.26.2  Waiver to the extent necessary to permit Piedmont US's Bylaws not to have a provision causing former holders of cancelled or forfeited shares to remain liable for any amount called but unpaid on the shares despite the fact that they have been forfeited, on the condition that Piedmont US undertakes not to issue partly paid shares without written consent of ASX. The undertaking is to be given and executed in the form of a deed.  Listing Rule 14.2.1  Waiver to the extent necessary to permit Piedmont US not to provide in its proxy form an option for a holder of Piedmont US's shares or CDIs to vote against a resolution to elect a director or to appoint an auditor, on the following conditions:Piedmont US complies with relevant Delaware laws as to the content of proxy forms applicable to resolutions for the election or re-election of directors and the appointment of auditors;the notice given by Piedmont US to Piedmont US's shareholders and CDI holders under ASX Settlement Operation Rule 13.8.9 makes it clear that shareholders are only able to vote for the resolutions or abstain from voting, and the reasons why this is the case; andPiedmont US releases details of the waiver to the market as part of the pre-quotation disclosure, and the terms of the waiver are set out in the management proxy circular provided to all holders of CDIs.  Listing Rule 14.3  Confirmation that Piedmont US may accept nominations for the election of directors in accordance with its bylaws and the general corporate law of the State of Delaware.  Listing Rule 14.4  Waiver to the extent necessary to permit Piedmont US to permit a director appointed by the Board to fill a casual vacancy or as an additional director to hold office beyond the next annual meeting after that person's appointment if the term of office of the class of director into which that person has been appointed expires at a later annual meeting, in accordance with Piedmont US's constituent documents.  Listing Rule 19.11A  Confirmation that Piedmont US may prepare its financial accounts (including any audits or reviewed of those accounts) being conducted by Chartered Professional Accountants in accordance with US GAAP.  Information Memorandum  Legal/74637768_21

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Annexure B

Corporate Governance Statement

Piedmont Lithium Inc. (**Piedmont US**) and the entities it controls believe corporate governance is important for Piedmont US in conducting its business activities.

As a Delaware entity to be listed on Nasdaq, Piedmont US has adopted the following corporate governance policies and new board committee charters in line with Nasdaq listing standards:

- Code of Business Conduct and Ethics;
- Code of Business Conduct and Ethics for Members of the Board of Directors;
- Audit Committee Charter; and
- Compensation Committee Charter.

In addition, Piedmont US has adopted the following corporate governance policies and charters, which, while not required under the Nasdaq listing standards or Securities Exchange Commission rules, are consistent with U.S. public corporate governance best practices in order to establish clear practices and procedures with regards to compliance with laws and regulations applicable to U.S. public companies:

- Principles of Corporate Governance;
- Disclosure Committee Charter;
- Nominating and Corporate Governance Committee Charter;
- Analyst Investor Relations Policy;
- Audit Committee Complaint Procedures;
- Audit Hiring Policy;
- Audit Services Pre-Approval Policy;
- Insider Trading Policy;
- International Trade Policy; and
- Related Party Transaction Policy.

The corporate governance policies and new board committee charters are together referred to as the **Corporate Governance Documents**.

Broadly speaking, the Corporate Governance Documents are similar to the policies and charters previously in effect for Piedmont Lithium Limited, with such changes as are necessary for Piedmont US to comply with the rules applicable to United States companies listed on Nasdaq or to be consistent with US market practice.

The Corporate Governance Documents will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US's website, www.piedmontlithim.com. These documents will be reviewed at least annually to address any changes in governance practices and the law.

This Corporate Governance Statement (**Statement**), which has been approved by Piedmont US's Board, explains how Piedmont US will comply with the ASX Corporate Governance Council's '*Corporate Governance Principles and Recommendations – 4th Edition*' published in February 2019 (**ASX Principles and Recommendations**).

In addition to the ASX Corporate Governance Council's '*Corporate Governance Principles and Recommendations – 4th Edition*' the Piedmont US Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

- cost verses benefit of additional corporate governance requirements or processes;
- size of the Piedmont US Board;
- Board's experience in the resources sector;
- organisational reporting structure and number of reporting functions, operational divisions and employees; and
- direct shareholder feedback.

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 Page 13    Principle 1: Lay solid foundations for management and oversight  Information Memorandum  Legal/74637768_21  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  1.1 Board Charter – Roles and Responsibilities of Board and Management  The Piedmont US Board has adopted a “Principles of Corporate Governance” document, which sets out the roles and core responsibilities of the Board and expressly reserves operation of Piedmont US’s business to senior management. While Piedmont US does not have a formal “Board Charter”, the Piedmont US Board considers that its “Principles of Corporate Governance” document is similar to a “Board Charter”.A copy of the Principles of Corporate Governance document will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.  1.2 Checks before appointing directors and senior executives and information regarding election and re-election of director candidates  Piedmont US carefully considers the character, experience, education and skillset of potential candidates for appointment to the Piedmont US Board or senior management. The Piedmont US Board has adopted a Nominating and Corporate Governance Charter and will establish a Nominating and Corporate Governance Committee, whose responsibilities include, among other things, identifying and recommending to the Piedmont US Board suitably qualified and experienced candidates for election to the Piedmont US Board and for appointment to senior management roles.    Piedmont US will also conduct appropriate background checks to verify the suitability of the candidate, prior to their election or appointment. Based on Piedmont US’s level of knowledge of the potential candidate, these may include checks as to the person’s character, experience, education, and bankruptcy history, but may not include criminal record checks for potential candidates that are known to the Board.    Piedmont US has appropriate procedures in place to ensure that material information relevant to a decision to elect or re-elect a director, is disclosed in the relevant notice of meeting provided to stockholders.  1.3 Written contracts of appointment  In addition to being set out in the “Principles of Corporate Governance” document, the Company sends each Director a letter of appointment that outlines the roles and responsibilities of each Director and obtains their commitment to their appointment.Each senior executive has entered into a service contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangement and termination rights and entitlements.  1.4 Company Secretary  Piedmont US’s Company Secretary, Bruce Czachor, who also performs the role of General Counsel of Piedmont US, reports directly to the Piedmont US Board through the Chairman on Board matters and all Directors have access to the Company Secretary and General Counsel.In accordance with Piedmont US’s Amended and Restated Bylaws, the appointment or removal of the Company Secretary is a matter for the Piedmont US Board.  1.5 Diversity  Piedmont US has not adopted a Diversity Policy, nor has it established measurable objectives for achieving gender diversity for the current financial year.Piedmont US recognises that a diverse and talented workforce is a competitive advantage and encourages a culture that embraces diversity.

 Page 14    RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS    The importance of diversity is expressly recognised in Piedmont US’s Code of Business Conduct and Ethics.However, the Piedmont Board considers that Piedmont US is not currently of a size to warrant the time and cost of adopting a Diversity Policy and setting measurable objectives for achieving gender diversity. The Piedmont US Board will review its position and may adopt a Diversity Policy and develop measurable objectives when Piedmont US’s operations increase.At the date of this Statement, Piedmont US does not have any female directors and only one female member of its senior management team.  1.6 Board reviews  In accordance with Piedmont US’s “Principles of Corporate Governance” document, the Piedmont US Board will conduct an annual self-evaluation to assess its performance. The Audit, Nominating and Corporate Governance, and Compensation Committees will conduct annual self- evaluations to assess their performance. The ability of individual directors to contribute to the Piedmont US Board is considered in connection with the re-nomination process. The Nominating and Corporate Governance Committee is responsible for developing, administering and overseeing processes for conducting evaluations.  1.7 Management reviews  In accordance with Piedmont US’s “Principles of Corporate Governance” document, the Compensation Committee is responsible for setting annual and long-term performance goals for the CEO, evaluating the CEO’s performance against those goals, and setting the CEO’s compensation. Both the goals and the evaluation are submitted for consideration by the directors meeting in executive session without the CEO present.Each year the Piedmont US Board will evaluate the performance of its senior executives against Key Performance Indicators as set by the Piedmont US Board.  Information Memorandum  Legal/74637768_21  Principle 2: Structure the Board to be effective and add value  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  2.1 Nominations committee  The Piedmont US Board will establish a Nominating and Corporate Governance Committee under its Nominating and Corporate Governance Committee Charter.The responsibilities of the Nominating and Corporate Governance Committee are to identify individuals qualified to become members of the Piedmont US Board (consistent with criteria approved by the Piedmont US Board); recommend to the Piedmont US Board the director candidates for election at the annual meeting of stockholders; and perform a leadership role in shaping Piedmont US’s corporate governance.The Nominating and Corporate Governance Committee will comprise at least two members, all of whom will be independent directors.A copy of the Nominating and Corporate Governance Committee Charter will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.  2.2 Board skills matrix  The Piedmont US Board seeks a mix of skills suitable for a lithium chemicals company. A summary of the key board skills matrix is set out below.

 Page 15    Name  Position  Independent?  Length of Service  Jeffrey Armstrong  Non-Executive Chairman  Yes  2.7 years  Keith Phillips  President & CEO  No  3.8 years  Anastasios Arima  Non-Executive Director  No  4.5 years  Jorge Beristain  Non-Executive Director  Yes  2.1 years  Todd Hannigan  Non-Executive Director  Yes  0.2 years  Levi Mochkin  Non-Executive Director  No  15.0 years  Information Memorandum  Legal/74637768_21  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS                  Director/ Skills  Capital Markets  Lithium Chemicals / Mining Industry  Finance/ Accounting  Listed Company        Jeffrey Armstrong                Keith Phillips                Anastasios Arima                Jorge Beristain                Todd Hannigan            2.3 Discloseindependence and length of service    Levi Mochkin              The Piedmont US Board has assessed the independence status of its Directors and has determined the following:              2.4 Majority of directors independent  At the date of this Statement, 50% (but not a majority) of Piedmont US directors are considered independent. As disclosed against Recommendation 2.3, only Messrs Armstrong, Beristain and Hannigan are considered independent. Piedmont US intends to add independent directors as soon as possible.                The Piedmont US Board believes that the individuals on the Piedmont US Board can make, and do make, quality and independent judgments in the best interests of Piedmont US on all relevant issues.                Piedmont US Directors having a conflict of interest in relation to a particular item of business must absent themselves from the Board meeting before commencement of discussion on the topic.              2.5 Chair independent  The Chairman of Piedmont US, Mr Jeffrey Armstrong, is an independent non-executive Director.              2.6 Induction and professional development  Piedmont US has an orientation process for Board members that is designed to familiarise new directors with various aspects of Piedmont US’s business, including Piedmont US’s strategy, operations, finances, risk management processes, compliance program and governance practices. The Piedmont US Board encourages directors to participate in education programs to assist them in performing their responsibilities as directors.Piedmont US’s Board has been structured such that its composition and size will enable it to effectively discharge its responsibilities and duties. Each Director has been appointed because they already possess the

 Page 16    RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS      relevant experience and specific expertise relevant to Piedmont US’s business and level of operations.    Principle 3: Instil a culture  of acting lawfully, ethically and responsibly    RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS    3.1 Articulate and disclose values  While Piedmont US has not articulated a set of “values” as such, The Piedmont US Board has adopted a Code of Business Conduct and Ethics for all Directors, executives and employees, as well as an additional Code of Business Conduct and Ethics for Members of the Board of Directors (Codes of Conduct).The Codes of Conduct provide a general statement of Piedmont US’s expectations regarding the ethical standards to which each director, officer and employee should adhere while acting on behalf of Piedmont US. Copies will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.    3.2 Code of conduct  The Piedmont US Board has established a Code of Business Conduct and Ethics for all Directors, executives and employees, as well as an additional Code of Business Conduct and Ethics for Members of the Board of Directors, copies of which will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.    3.3 Whistleblower policy  Piedmont US’s Code of Business Conduct and Ethics contains within it is a section dealing with the reporting of violations of the Code of Business Conduct and Ethics and any illegal behaviour, which is akin to a “whistleblower policy”. Piedmont US will establish a whistleblower hotline in accordance with US rules.Any Piedmont US Directors, executives and employees, who know or reasonably believe that there has been a violation of the Codes of Conduct or any other illegal behaviour, are required to report such violation or illegal behaviour to their supervisor, Human Resources department or the General Counsel of Piedmont US. Additionally, employees, consultants and others may report any violations of this the Codes of Conduct or any other illegal behaviour anonymously through Piedmont US’s whistleblower hotline.The Audit Committee is responsible for establishing and overseeing procedures for handling reports of potential misconduct, including: violations of the Codes of Conduct and anonymous submission of concerns by employees.Copies of the Codes of Conduct will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.    3.4 Anti-bribery and corruption policy  Piedmont US’s Code of Business Conduct and Ethics for all Directors, executives and employees contains Piedmont US’s policy in respect of anti-bribery and corruption matters. A copy will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.    Information Memorandum  Legal/74637768_21

 Page 17      As noted in relation to Recommendation 3.3, the Audit Committee is responsible for establishing and overseeing procedures for handling reports of potential misconduct.  Information Memorandum  Legal/74637768_21  Principle 4: Safeguard the integrity of corporate reports  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  4.1 Audit committee  Piedmont US will establish a separate Audit Committee.The Audit Committee will operate under the Audit Committee Charter, which has been approved by the Piedmont US Board. A copy of the Audit Committee Charter will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website at www.piedmontlithium.com.For so long as Piedmont US is admitted to the official list of ASX and is included in the S&P / ASX300 Index, Piedmont US will comply with the ASX Corporate Governance Council Corporate Governance Principles and Recommendations relating to the composition and operation of the Audit Committee.  4.2 CEO and CFO certification of financial statements  In respect to full year and quarterly financial reports, the Piedmont US Board will obtained a written declaration from the CEO (or equivalent) and CFO (or equivalent) that, in their opinion, the financial records of Piedmont US have been properly maintained and the financial statements comply with the appropriate US reporting requirements, including Sarbanes-Oxley certifications and accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion is formed on the basis of a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting and material business risks.  4.3 Disclosure of process to verify integrity of periodic corporate reports  In respect of any corporate report that is not audited or reviewed by an external auditor, prior to the release of the relevant corporate report to the market, Piedmont US intends to verify that information by conducting a verification exercise which will attribute a statement of fact to each material statement, or attributing a source document supporting each material statement, in the relevant corporate report..  Principle 5: Make timely and balanced disclosure  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  5.1 Policy forcomplying with continuous disclosure obligations  The Piedmont US Board has adopted a Disclosure Committee Charter and will establish a Disclosure Committee whose purpose will be to assist the CEO and CFO in fulfilling Piedmont US's and their responsibilities regarding(i) the identification and disclosure of material information about the Company and (ii) the accuracy, completeness and timeliness of the Company's financial reports.    While the is not a formal separate disclosure policy document as such, Piedmont US’s Disclosure Committee Charter indicates that Piedmont US’s underlying policy with respect to disclosure is that “all financial disclosures made by Piedmont US to its security holders or the public should (i) be accurate, complete and timely, (ii) fairly present, in all material respects, the

 Page 18      Company's financial condition, results of operations and cash flows, and (iii) meet any other legal, regulatory or stock exchange requirements.”Piedmont US’s Analyst Investor Relations Policy (also known as Guidelines for Public Disclosures and Communications with the Investment Community) further outlines general principles for Piedmont US’s compliance with its disclosure obligations.Copies of the Disclosure Committee Charter and Analyst Investor Relations Policy will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.  5.2 Ensure that the Board receives copies of all material market announcements promptly after they have been made  All material market announcements are circulated to the Piedmont US Board prior to their release to the market and, consequently, Piedmont US does not consider it necessary to also send a copy of the market releases to the Piedmont US Board following their release.  5.3 Disclosure of investor or analyst presentations  It is Piedmont US’s intention to release a copy of the any new or substantive investor or analyst presentation materials to the ASX Market Announcements Platform ahead of the presentation.This matter is dealt with in detail in Piedmont US’s Analyst Investor Relation Policy, a copy of which will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.    Regulation FD (Fair Disclosure) of the US securities laws prohibits companies from disclosing material non-public information to shareholders where it is reasonable to expect that they will trade on the information, and to market professionals, without also disclosing the information to the public.  Information Memorandum  Legal/74637768_21  Principle 6: Respect the rights of security holders  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  6.1 Information on website  Piedmont US will keep investors informed of its corporate governance, financial performance and prospects via its website.Investors can access copies of all announcements to the ASX, notices of meetings, annual reports and financial statements, investor presentations via the ‘Investors’ tab and can access general information regarding Piedmont US and the structure of its business under the ‘Operations’ tab on Piedmont US’s website, www.piedmontlithium.com.Investors can access information about Piedmont US’s corporate governance practices via the ‘Corporate’ tab on Piedmont US’s website, www.piedmontlithium.com, where all relevant corporate governance information can be accessed.  6.2 Investor relations programs  Piedmont US will have an investor relations program that is commensurate with the size of Piedmont US and its level of operations and which facilitates effective two-way communication with investors. This program will involve actively engaging with interested brokers and investors and meeting with interested brokers and investors upon request. Piedmont US responds to enquiries received from brokers and investors from time to time.In addition, access to Directors and senior executives will be provided at Piedmont US’s Annual General Meeting, and stockholders are given the opportunity to ask questions of Directors and management, either during or after meetings.Any presentations prepared by Piedmont US will be posted on Piedmont US’s website (www.piedmontlithium.com), which also provides the

 Page 19    RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS    opportunity for interested parties to join the mailing list to receive regular updates from Piedmont.  6.3 Facilitateparticipation at meetings of security holders  The Piedmont US Board will encourage participation of stockholders at its meetings of stockholders and stockholders are provided with all notices of meeting prior to meetings, which are set at times and places to promote maximum attendance by stockholders.Stockholders will be given the opportunity to ask questions of Directors and management, either during or after meetings. In addition, Piedmont US's auditor is will be made available for questions at Piedmont US’s Annual General Meeting.  6.4 Substantive resolutions at a meeting of security holders should be decided by a poll rather than by a show of hands  Substantive resolutions at a meeting of Piedmont US stockholders will be decided by poll.  6.5 Facilitating electronic communications  Piedmont US will welcome electronic communication from its stockholders via its publicised email address (info@piedmontlithium.com) and Piedmont US’s website (www.piedmontlithium.com) provides the opportunity for interested parties to join the mailing list to receive regular electronic updates from the Company.Piedmont US’s share registry will engage with stockholders electronically and makes available a range of relevant forms on its website. Stockholders can register with the share registry to receive communications electronically and access their personal information and shareholdings via the internet.  Principle 7: Recognise  and manage risk  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  7.1 Risk committee  The Piedmont US Board has decided not to form a separate Risk Committee. Due to the size and development phase of Piedmont US, the Board believes that no efficiencies or other benefits would be gained by establishing a separate Risk Committee.The Piedmont US Board, as a whole, is ultimately responsible for identifying the principal risks of Piedmont US’s business and ensuring the implementation of appropriate systems to manage those risks. However, it should be noted that, under the Audit Committee Charter, the Audit Committee is required, as one of its responsibilities, to review and discuss Piedmont US’s practices with respect to risk assessment and risk management.  7.2 Annual risk review  On at least an annual basis, the Piedmont US Board will review its material business risks and how its material business risks are being managed.Management will provide the Piedmont US Board with a risk register summarising the significance of each risk as well as actions taken by management to mitigate the risks. Management will also provide to the Piedmont US Board a report on the effectiveness of Piedmont US’s management of its material business risks throughout the financial year.  7.3 Internal audit  The Piedmont US Board will establish an internal audit function. The Piedmont US Board, as a whole, will be responsible for evaluating and improving the effectiveness of risk management and internal control processes.  Information Memorandum  Legal/74637768_21

 Page 20    RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  7.4 Material exposure to environmental or social risks  Piedmont US’s business will be subject to risks common to (1) natural resource extraction businesses and (2) chemical manufacturing, storage and handling, and transportation activities related to both operations. Both our mining and chemical operations will have environmental impacts on the air, land, water and property associated with these operations. Piedmont US’s objective is to be a steward of the environment as we conduct our business. Accordingly, all of these risks are being considered and integrated into the design and operation of our activities, in addition to compliance with all applicable federal, state and local rules and regulations. We will accomplish our goals by adopting a combination of specific extraction, processing and storage technologies, along with the implementation of industry best practice operational procedures and policies. Our Board will monitor and require regular reporting on all areas of risk, and evaluate recommendations for remedies as needed. The Piedmont US Board will also require and review Piedmont US’s achievement of environmental, sustainability, and social responsibility goals on an annual basis.  Principle 8: Remunerat  e fairly and responsibly  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  8.1 Remuneration committee  The Piedmont US Board has adopted a Compensation Committee Charter and will establish a Compensation Committee (which is equivalent to a remuneration committee), whose primary purpose will be to assist the Board in discharging its responsibilities relating to the compensation of Piedmont US’s executive officers and directors.For so long as Piedmont US is admitted to the official list of ASX and is included in the S&P / ASX300 Index, the Compensation Committee will be comprised solely of non-executive directors.The Compensation Committee Charter will be available following the admission of Piedmont US to listing on ASX and Nasdaq in the Corporate Governance section of the Company’s website www.piedmontlithium.com.  8.2 Disclosure of Executive and Non-Executive Director remuneration policy  Piedmont US seeks to attract and retain high performance directors and executives with appropriate skills, qualifications and experience to add value to Piedmont US and fulfil the roles and responsibilities required.Executive remuneration is designed to reflect performance and, accordingly, remuneration is structured with a fixed component and performance-based remuneration component.Non-Executive Directors are paid fixed fees for their services. Fees paid are composite fee (covering all Piedmont US Board and Committee responsibilities).Further details regarding the remuneration of the Executive and Non- Executive Directors will be set out in a proxy statement filed as form DEF 14A.  8.3 Policy onparticipants in entering transactions which limit risk or participating in equity-based  Piedmont US’s Insider Trading Policy prohibits directors and employees engaging in short-term or speculative transactions in Piedmont US securities, including hedging transactions. Consequently, participants in Piedmont US’s Stock Plan cannot engage in hedging transactions.Further details regarding restrictions on trading in Piedmont US’s securities are set out in Piedmont US’s Insider Trading Policy, which will be available following the admission of Piedmont US to listing on ASX and Nasdaq in  Information Memorandum  Legal/74637768_21

 Page 21    remuneration schemes  the Corporate Governance section of Piedmont US’s website, www.piedmontlithium.com.  Principle 9: Additional  recommendations that apply only in certain cases  RECOMMENDATION  PIEDMONT US’S COMPLIANCE WITH RECOMMENDATIONS  9.1 Directors who do not speak the language in which Board or security holder meetings are held or key corporate documents are written  Not applicable.  9.2 Entities outside Australia should hold security holder meetings at reasonable places and times  As a corporation incorporated in the State of Delaware, USA, Piedmont US will hold meetings of stockholders at a reasonable place and time in the USA. Where possible, Piedmont US intends to use technology to facilitate participation by stockholders who are not able to attend in person.  9.3 Attendance of external auditor at AGM  Piedmont US intends to make arrangements to enable its external auditor to attend Piedmont US’s annual general meetings of stockholders to answer questions from stockholders relevant to the audit.  Information Memorandum  Legal/74637768_21

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Annexure C

Terms and Conditions of KMP Performance Rights

Offer of Performance Rights

(a) The Piedmont US Board may offer KMP Performance Rights to any participant in its sole discretion. Each Piedmont US Performance Right confers an entitlement to be provided with one Piedmont US Share, credited as fully paid, at no cost, upon the full satisfaction of the performance criteria and/or vesting conditions specified by the Piedmont US Board in relation to that Piedmont US Performance Right.

Performance Criteria/Vesting Conditions and Variation to Performance Criteria//Vesting Conditions

(b) Piedmont US granted the KMP Performance Rights with the following performance criteria and expiry dates:

Performance Right Holder	Performance Rights subject to Binding Offtake Milestone, expiring 31 December 2021	Performance Rights subject to Integrated Feasibility Study Milestone, expiring 31 December 2021	Performance Rights subject to Construction Milestone, expiring 31 December 2022
Mr. Keith Phillips	-	7,500 KMP Performance Rights	7,500 KMP Performance Rights
Mr. Austin Devaney	5,000 KMP Performance Rights	-	5,000 KMP Performance Rights
Mr. Lamont Leatherman	-	7,500 KMP Performance Rights	7,500 KMP Performance Rights
Mr. Patrick Brindle	-	7,500 KMP Performance Rights	7,500 KMP Performance Rights
Mr. Gregory Swan	-	2,500 KMP Performance Rights	2,500 KMP Performance Rights

(c) KMP Performance Rights will only vest and entitle the participant to be issued Piedmont US Shares if the applicable performance criteria and/or vesting conditions (if any) have been satisfied prior to the end of the performance period, waived by the Piedmont US Board, or are deemed to have been satisfied under the Stock Plan.

Satisfaction of Performance Criteria

(d) The Piedmont US Board will determine in its sole discretion whether (and, where applicable, to what extent) the participant has satisfied the performance criteria and/or vesting conditions (if any) applicable to the KMP Performance Rights at the end of the performance period. As soon as practicable after making that determination the Piedmont US Board will issue the number of Piedmont US Shares for which the participant is entitled to acquire upon satisfaction of the performance criteria and/or vesting conditions for the relevant number of KMP Performance Rights, subject to the participant's satisfaction of any tax withholding obligations.

Lapse of KMP Performance Rights

(e) Where KMP Performance Rights have not satisfied the performance criteria within the performance period or expiry date (whichever occurs earlier) those KMP Performance Rights will automatically lapse.

Information Memorandum

Legal/74637768_21

Page 23    Tax Withholding  Information Memorandum  Legal/74637768_21  (f)  Piedmont US shall have the right to withhold from the participant’s compensation or to require the participant to remit sufficient funds to satisfy applicable withholding tax obligations upon the settlement of the KMP Performance Rights. A participant may, in order to fulfill the withholding obligation, make payment in any manner permitted under the Stock Plan.Piedmont US shall be authorised to take any such action as may be necessary to satisfy its obligations for payment of such taxes and shall not issue any Piedmont US Shares upon settlement of the KMP Performance Rights until any required tax withholding is satisfied.  Piedmont US Shares Issued  (g)  Shares issued on the satisfaction of the Performance Criteria and/or Vesting Conditions attaching to the Performance Rights rank equally with all existing Shares, including those Shares issued, directly, under the Plan.  Reorganisation  (h)  If there is any reorganisation of the issued share capital of Piedmont US, the terms of KMP Performance Rights and the rights of the participant who holds such KMP Performance Rights will be varied, including an adjustment to the number of KMP Performance Rights, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.  Participant RightsA participant who holds KMP Performance Rights is not entitled to:notice of, or to vote or attend at, a meeting of Piedmont US Shareholders;receive any dividends declared by Piedmont US;  (iii)  any right to receive a return of capital, whether in a winding up, upon a reduction of capital or otherwise;  (iv)  participate in any new issues of securities offered to Shareholders during the term of the Performance Rights; or  (v)  cash for the KMP Performance Rights or any right to participate in surplus assets or profits of Piedmont US on winding up,  unless and until the KMP Performance Rights are satisfied and the participant holds Piedmont US Shares.Pro Rata Issue of Securities  (j)  If during the term of any Piedmont US Performance Right, Piedmont US makes a pro rata issue of securities to Piedmont US Shareholders by way of a rights issue, a participant shall not be entitled to participate in the rights issue in respect of any KMP Performance Rights, only in respect of Piedmont US Shares issued in respect of vested KMP Performance Rights.  (k)  A participant will not be entitled to any adjustment to the number of Piedmont US Shares they are entitled to or adjustment to any performance criteria and/or vesting conditions which is based, in whole or in part, upon Piedmont US’s share price, as a result of Piedmont US undertaking a rights issue.  Adjustment for Bonus Issue  (l)  If, during the term of any Piedmont US Performance Right, securities are issued pro rata to Piedmont US Shareholders generally by way of bonus issue, the number of Piedmont US Shares to which the participant is then entitled, shall be increased by that number of securities which the participant would have been issued if the KMP Performance Rights then held by the participant were vested immediately prior to the record date for the bonus issue.

 Page 24    KMP Performance Rights Not Property  Information Memorandum  Legal/74637768_21  (m)  A participant's KMP Performance Rights are personal contractual rights granted to the participant only and do not constitute any form of property.  No Transfer of KMP Performance Rights and No Quotation  (n)  The KMP Performance Rights cannot be transferred to or vest in any person other than the participant.  (o)  The KMP Performance Rights will not be quoted on ASX or any other exchange.  Rules  (p)  The KMP Performance Rights are issued under and in accordance with the Stock Plan and the terms and conditions of the KMP Performance Rights are subject to the Stock Plan.

1